March 31, 2011

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment No. 11 to Registration Statement on Form S-1

Filed March 16, 2011

File No. 333-162084

Dear Mr. Morris:

The following is our response to your comment letter of March 30, 2011.

The Offering, page 5

1.

We note that you intend to consummate an acquisition where the fair value of the business or net assets to be acquired will constitute at least 80% of the value of the offering. Please tell us whether and how this calculation accounts for the portion of the offering proceeds that will be released to the selling shareholder. Also, reconcile your disclosure with the terms of the escrow agreement which does not appear to address the release of funds to Joshua Sisk.

Revised to clarify that this calculation does include the portion of the offering proceeds that will be released to the selling shareholder.

Also the Escrow Agreement has been revised to set forth the terms of the release to Mr. Sisk.

2.

We note that your disclosure states that 10% of the offering proceeds will be released to the registrant upon closing of the offering. However, paragraph V on page 2 of the escrow agreement appears to indicate that these funds are releasable after the minimum offering has been achieved. Please reconcile.

Escrow Agreement revised to indicate that 10% of the offering proceeds can be released after the closing of the offering.

3.

We note your disclosure in the third paragraph under Plan of Distribution on page 16 and in paragraph 1 of the escrow agreement that Joshua Sisk will sell his shares only after the minimum number of shares is sold by OICco. We also note your disclosure in the second paragraph on page 5 that the minimum offering is 500,000 shares. Please tell us how the escrow agent will determine whether the minimum offering has been met given that term is not defined in the escrow agreement. Also, tell us how Joshua Sisk, as both an individual selling stockholder and a sales agent for the company, will determine whether to sell his shares or newly issued shares once the minimum number of shares has been sold.

Revised to disclose in the Escrow Agreement that Sisk will sell his hares only after the offering is complete by OICco I.

Directors, Executive Officers, page 26

4.

We note your added disclosure that the relationship between Mr. Sisk and Mr. Davis does not require conflict of interest disclosure. Please confirm the following if true:

•

Neither Mr. Sisk nor Mr. Davis has paid, or agreed to pay, any consideration to the other or to the other’s companies;

•

Mr. Davis does not own any shares in OICco Acquisition I and Mr. Sisk does not own any shares in OICco Acquisition II-IV; and

•

There are no arrangements, written or otherwise, between Mr. Sisk and Mr. Davis related to the operation of their companies; including the search for potential merger or acquisition candidates. Refer to Instruction 2 to Item 404(a) of Regulation S-K.

Potential conflict language added.

It is hereby confirmed that: Neither Mr. Sisk nor Mr. Davis has paid, or agreed to pay, any consideration to the other or to the other’s companies; Mr. Davis does not own any shares in OICco Acquisition I and Mr. Sisk does not own any shares in OICco Acquisition II-IV; and

There are no arrangements, written or otherwise, between Mr. Sisk and Mr. Davis related to the operation of their companies; including the search for potential merger or acquisition candidates.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-3.

5.

Please explain why your auditors’ report does not appropriately refer to the balance sheet as of December 31, 2009 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the period from inception on July 24, 2009 through December 31, 2009 and for the year ended December 31, 2010, which should have also been audited by an independent registered public accounting firm. Please consider this comment as it relates to first and third paragraphs in the auditors’ report.

The audit report has been revised to include references to the 2009 audited financial statements.

Statements of Cash Flows, page F-7

6.

We note that for the period from inception to December 31, 2010 you show a net change in cash of $(418) and cash at the end of the period of $(418) which is not consistent with the period ended December 31, 2010 on your balance sheet. Please advise.

The calculation error has been corrected. Please refer to the revised cash flow statement.

Exhibit 5.1

7.

Contrary to your responses to prior comment 15, it appears you did not revise the third-to-last paragraph of your legal opinion to reflect clearly your opinion that the shares when sold will be legally issued, fully paid and non-assessable; therefore, we reissue the comment.

Revised and revision tracked.

Exhibit 23.1

8.

We noted that your auditors consent at Exhibit 23.1 refers to their report dated March 11, 2011 with respect to balance sheets as of December 31, 2010 and 2009, when, in fact, their report does not refer to the balance sheet as of December 31, 2009. Please advise or revise.

The letter of consent has been revised.

9.

Please also ask your auditors to revise their consent to refer to the appropriate statements of operations, stockholders’ equity and cash flows for the period from inception on July 24, 2009 through December 31, 2009, for the year ended December 31, 2010 and for the period from inception on July 24, 2009 through December 31, 2010, or tell us why a revision is not necessary.

The letter of consent has been revised.

Exhibit 99a

10.

Your escrow agreement does not appear to comply with Rule 419 in a number of respects. For example, it is unclear how termination of the escrow agreement, pursuant to paragraph v on page 2 of the escrow agreement in the event that a reconfirmation offering has been completed is consistent with the requirements of Rule 419(e)(3)(ii) that an acquisition is consummated before deposited funds are released. It is also unclear how release of the deposited funds to OICco in the event the minimum offering amount is not raised, as contemplated by paragraph (3) at the bottom of page 3 of the escrow agreement is, consistent with Rule 419. Please provide your analysis to explain how you determined that these provisions are consistent with applicable rules.

Terms included in the Escrow Agreement in error have been revised as follows:

a) termination of the escrow agreement in paragraph v on page 2 of the escrow agreement revised to state that termination occurs when the reconfirmation offering is completed and the acquisition is consummated.

b) paragraph 3 at the bottom of page 3 revised to state release of deposited funds to the investors in the event that the minimum offering is not raised.

11.

We note your response to prior comment 12 and reissue the comment. Please note that Mr. Sisk is a selling stockholder and therefore cannot issue shares. While the reference in paragraph (i) on page 2 of the escrow agreement may apply to the issuance of the shares by the company it remains unclear how it applies to shares sold by Mr. Sisk.

Escrow Agreement revised to include both the issuer and Mr. Sisk in paragraph (i) on page 2.

Very truly yours,

/s/ Joshua Sick

Joshua Sisk,

President